Exhibit 99.2
[LETTER TO STOCKHOLDERS]
Columbia Bancorp, Inc.
7168 Columbia Gateway Drive
Columbia, Maryland 210460
[Mail Date]
Dear fellow stockholders:
     You are cordially invited to attend a special meeting of stockholders of Columbia Bancorp to be held at [meeting time], on [Meeting Day], [Meeting Date], at [Meeting Place], [Meeting Address]. At the special meeting you will be asked to consider and vote upon a proposal to approve and adopt an agreement and plan of merger pursuant to which Columbia Bancorp will be acquired by Fulton Financial Corporation.
     If the merger agreement is approved and the merger is subsequently completed, each outstanding share of Columbia Bancorp common stock (other than certain shares held by Fulton or Columbia Bancorp) will be converted into the right to receive (i) 2.325 shares of Fulton common stock, subject to adjustment under certain circumstances, (ii) $42.48 in cash; or (iii) a combination of (i) and (ii), in each case subject to proration in order to ensure that at least 20% and no more than 50% of the outstanding shares of Columbia Bancorp are converted into cash.
     The merger cannot be completed unless the holders of two-thirds of all votes entitled to be cast on the matter approve and adopt the merger agreement and the parties receive all required regulatory approvals, among other customary conditions.
     Based on our reasons for the merger described in the accompanying proxy statement/prospectus, including the fairness opinion issued by our financial advisor, Danielson Associates, Inc., our Board of Directors believes that the merger agreement is fair to you and in your best interests. Columbia Bancorp’s Board of Directors strongly supports this combination of Columbia Bancorp and Fulton. Accordingly, our board of directors unanimously recommends that you vote “FOR” approval and adoption of the merger agreement.
     The accompanying document provides you with detailed information about the special meeting, the merger, the merger agreement and related matters. We urge you to read this entire document carefully, including the attached merger agreement. You may also obtain additional information about Fulton and Columbia Bancorp from documents filed with the Securities and Exchange Commission.
     It is very important that your shares be voted at the special meeting, because the merger cannot be completed unless the holders of a majority of Columbia Bancorp’s outstanding shares of common stock vote to approve and adopt the merger agreement. All stockholders are invited to attend the special meeting in person. However, to ensure that your shares are represented on this very important matter, please take the time now to vote by completing and mailing the enclosed proxy card.
     Thank you for your cooperation and your continued support of Columbia Bancorp.
Sincerely,
John M. Bond
Chairman and Chief Executive Officer